UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2018
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: September 18, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Provides Operations Update in Hurricane Affected Areas

MONTREAL, QUEBEC and SARASOTA, FLORIDA - September 18, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG or the Company”) today provided an update on its operations in light of the weather-related events impacting the Eastern United States. IPG has three facilities in the Carolinas and Virginia regions where Hurricane Florence made landfall late last week. Most importantly, all team members and their families remained safe throughout the event and no injuries have been reported to date.

“Safety is a core value of our business. The impact of Hurricane Florence continues to be felt across the region with water levels a primary concern. Our number one priority continues to be the safety of our staff, their families and the communities in which they live. Our second priority is the safety of the assets. Our operations team has demonstrated a commitment and professionalism in the face of the hurricane, and its aftermath, by ensuring our team members and operations remain as safe as possible throughout the events,” said Greg Yull, President and CEO of IPG. “No material damage has been reported at any of the affected facilities. However, we have experienced some short-lived downtime at these facilities. Some of this downtime was part of our precautionary plant shutdown plans for safety reasons, and part has been due to temporary power interruptions and staffing shortages. Our operations team is monitoring the situation on the ground and are already re-initiating operations now that it is safe to do so and an appropriate level of staff are available to conduct normal operations. There may also be delays in transportation as emergency supplies shipped into the affected areas can consume transportation pipelines. We will work closely with our partner carriers to mitigate any delays in service. In the meantime, the team is actively supporting members impacted by the water levels.”

Highlights:

•	All Company employees are safe and no injuries have been reported

•	No material damage has been experienced at any of the Company’s facilities

•	Operations at the facility in Blythewood, SC, were suspended for 16 hours, with that capacity expected to be made up in the coming weeks

•
Select machines were shut down at the facilities in Midland, NC and Danville, VA, due to staffing levels and/or temporary power disruptions, but operations continued at each of these facilities throughout the period

IPG is taking action to support its employees, their communities and supporting volunteer activities related to the recovery and clean up.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper- and film-based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,400 employees with operations in 27 locations, including 20 manufacturing facilities in North America, two in Asia and one in Europe. For more information about IPG, visit www.itape.com.

Forward-Looking Statements

This press release may contain "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as "may," "will," “should,” "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com